ASX/Media RELEASE	13 September 2006

RetisertTM Wins International Award

Boston, MA. and Perth, Australia — Global bio-nanotech company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce that a paper describing the initial clinical work on its lead ophthalmology product RetisertTM, has been awarded first prize in the field of Clinical Uveitis by the DUAG (Deutsche Uveitis-Arbeitsgemeinschaft), the umbrella organisation of all German uveitis patient interest groups.

The awards are to honour the three best publications in peer-reviewed journals from the previous year that have made a significant contribution to the area of clinical or basic science in uveitis research, as judged by an international committee of some of the world’s leading uveitis specialists.

‘Long-term follow-up results of a pilot trial of a fluocinolone acetonide implant to treat posterior uveitis’ published in Ophthalmology 2005 and co-authored by pSivida’s Director of Strategy, Dr Paul Ashton, was awarded first prize in the field of ‘Clinical Uveitis’.

Uveitis is a leading cause of blindness affecting an estimated ^175,000 people in the US, *200,000 persons in the EU and ^800,000 people worldwide. Uveitis is a chronic auto-immune disease in which the body’s own defences attack the inner lining of the eye (the uvea). Retisert™ is the only FDA approved drug for this disease. Surgically implanted into the eye, Retisert™ is approved to release a constant amount of the drug, fluocinolone acetonide, over a treatment period of 30 months.

pSivida receives royalties from sales of Retisert™ which sells for US$18,250 and covered in the United States by Medicare and Medicaid. Retisert™ was approved by the FDA in late 2005 and licensed to Bausch & Lomb (B&L). A dedicated Retisert™ website was recently launched by B&L www.retisert.com.

*Source: European Medicines Agency
^Source: Bausch & Lomb

-ENDS-
Released by:

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	European Public Relations Eva Reuter Accent Marketing Limited Tel: +49 (254) 393 0740 e.reuter@e-reuter-ir.com

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert™ is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb own the trademarks Vitrasert® and Retisert™. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™, a treatment for diabetic macular edema, is licensed to Alimera Sciences and is in Phase III clinical trials.

pSivida owns the rights to develop and commercialise a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopaedics, and tissue engineering. pSivida’s subsidiary, AION Diagnostics Limited is developing diagnostic products and the subsidiary pSiNutria is developing food technology products both using BioSilicon™.

pSivida’s intellectual property portfolio consists of 70 patent families, 74 granted patents and over 290 patent applications. pSivida conducts its operations from offices and facilities near Boston in the United States, Malvern in the United Kingdom, Perth in Australia and Singapore.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company's largest shareholder and a strategic partner is QinetiQ, a leading international defence, security and Technology Company, formed in 2001 from the UK Government's Defence Evaluation & Research Agency (DERA). QinetiQ (QQ.) was instrumental in discovering BioSiliconTM and pSivida’s strong relationship with QinetiQ includes access to its cutting edge research and development facilities.

This document contains forward-looking statements that involve risks and uncertainties.  The statements reference potential products, applications and regulatory approvals.  Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: the failure of the company to successfully close a new issue of convertible notes; the failure of the Company to obtain the requisite shareholder approval to issue the new convertible notes; failure to obtain shareholder approval for the issue of shares underlying the ADS conversion and the warrant issues under the new convertible notes; our inability to raise additional funds at favourable terms or any terms; our inability to repay the amended notes and new convertible notes; issues relating to share registration in the U.S. that may delay our registration; our inability to develop proposed products, including without limitation, in the drug delivery, wound healing, orthopaedics, and tissue engineering, diagnostics and food technology fields; failure of our evaluation agreements to result in license agreements; failure to develop applications for BioSilicon™ due to regulatory, scientific or other issues; failure to complete negotiations for new centers for the BrachySil™ phase IIb clinical trial for inoperable primary liver cancer; failure of our discussions with the FDA for BrachySil™ to continue or to lead to FDA approval; failure of the BrachySil™ phase IIb clinical trial for inoperable primary liver cancer to determine the optimal dose, provide key safety data or support future pivotal efficacy trials or product registration or approval; failure of the BrachySil™ primary liver programme that is in phase IIb clinical trials to provide a valuable platform for the development and commercialisation of BrachySil™ for pancreatic cancer and other indications; failure to commence phase IIa BrachySil™ trials for the treatment of pancreatic cancer; failure of the findings of the pancreatic cancer phase IIa trial to provide a platform for further multicentre efficacy and safety trials; failure of there to be optimisation and standardisation between our two  pancreatic cancer study centres; failure of the results of the Retisert™ for DME trial to be a good indicator of the results of pSivida’s ongoing phase III Medidur™ for DME trial; failure of the Medidur™ trials in DME to show a very similar improvement in visual acuity and diabetic retinopathy severity score as Retisert™ for DME; failure of Medidur™ to release fluocinolone acetonide at the same rate as Retisert™; our inability to recruit patients for the phase III Medidur™ for DME trial. Other reasons are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.